City of Buenos Aires, July 15th, 2024

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event – Commercial Operation Date for Pampa Energía Wind Farm VI

Dear Sirs,

I am writing to the National Securities Commission (‘Comisión Nacional de Valores’ or ‘CNV’) and Bolsas y Mercados Argentinos S.A. (‘ByMA’), in my capacity as Responsible for Market Relations of Pampa Energía S.A. (‘Pampa’ and/or the ‘Company’), inform that, as of 00:00 hours on July 13, 2024, CAMMESA granted commercial authorization for the first 3 wind turbines of the Pampa Energía Wind Farm VI (“PEPE VI”) with a total power of 13.5 MW. Once completed, the project will contribute 139.5 MW of renewable energy to the national system, produced by 31 wind turbines. The construction of this wind farm required an investment exceeding US$250 million. The energy produced by the wind farm will be sold through supply contracts in the Renewable Energy Market (Mercado a Término de Energía Eléctrica de Fuentes Renovables, MAT ER).

Pampa is one of the country’s largest power generators, with a total capacity of 5,432 MW. Since 2018, including the expansion projects in the pipeline, Pampa has invested more than US$1 billion in renewable energy. With the aforementioned authorization, Pampa will exceed 300 MW of installed wind power, further strengthening Pampa’s position as one of the leading wind power generators in the country.

Sincerely,

_________________________________

Maria Agustina Montes

Responsible for Market Relations